UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08975B109

(CUSIP Number)

BBAI Ultimate Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Timothy Cruickshank, P.C.

Jennifer Karinen

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

May 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BBAI Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 101,422,857
	9	Sole dispositive power 0
	10	Shared dispositive power 101,422,857

11	Aggregate amount beneficially owned by each reporting person 101,422,857
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 70.9%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

1	Names of reporting persons AE BBAI Aggregator, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 105,300,791
	9	Sole dispositive power 0
	10	Shared dispositive power 105,300,791

11	Aggregate amount beneficially owned by each reporting person 105,300,791
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 73.7%(1)
14	Type of reporting person (see instructions) PN

(1)

Calculation is based upon 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

1	Names of reporting persons Michael R. Greene
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 105,463,058 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 105,463,058

11	Aggregate amount beneficially owned by each reporting person 105,463,058
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 73.8%(1)
14	Type of reporting person (see instructions) IN

(1)	Includes 68,133 shares of Common Stock underlying restricted stock units vesting on June 30, 2023.
(2)

Calculation is based upon 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

1	Names of reporting persons David H. Rowe
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 105,463,058 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 105,463,058

11	Aggregate amount beneficially owned by each reporting person 105,463,058
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 73.8%(1)
14	Type of reporting person (see instructions) IN

(1)	Includes 68,133 shares of Common Stock underlying restricted stock units vesting on June 30, 2023.
(2)

Calculation is based upon 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

1	Names of reporting persons Aeroequity GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 105,300,791
	9	Sole dispositive power 0
	10	Shared dispositive power 105,300,791

11	Aggregate amount beneficially owned by each reporting person 105,300,791
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 73.7%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”) of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021, as amended by Amendment No. 1 filed on April 6, 2023 (“Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 2 reflects, among other things, (i) a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in open market transactions and (ii) shares of Common Stock issued to Kirk Konert and Jeffrey Hart in their capacities as directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety:

(a) The following information is as of the date hereof and is based on the 142,888,068 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023 plus 68,133 shares of Common Stock issuable in respect of restricted stock units.

Holdings is the direct beneficial owner of 101,422,857 shares of Common Stock. Holding beneficially owns 70.9% of the Common Stock outstanding as of the date of this Amendment No. 2.

Aggregator is the direct beneficial owner of 3,877,934 shares of Common Stock. Aggregator beneficially owns 73.7% of the Common Stock outstanding as of the date of this Amendment No. 2.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the “Director Shares”).

Voting and dispositive power with respect to the shares of Common Stock held by each of Holdings and Aggregator and with respect to the 162,267 Director Shares is exercised by Michael R. Greene and David H. Rowe.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 2.

(c) Schedule A annexed hereto lists all transactions in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of April 6, 2023 (as incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 6, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2023

BBAI ULTIMATE HOLDINGS, LLC

By:	/s/ Jeffrey Hart
Name: Jeffrey Hart
Title: Vice President and Secretary

AE BBAI AGGREGATOR, LP

By: AE BBRED GP, LLC
Its: General Partner

By:	/s/ Kirk Konert
Name: Kirk Konert
Title: President

AEROEQUITY GP, LLC

By:	/s/ Michael R. Greene
Name: Michael R. Greene
Title: Managing Member

By:	/s/ Michael R. Greene
Name: Michael R. Greene

By:	/s/ David H. Rowe
Name: David H. Rowe

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Sold	Price per Share ($) [1]		Date of Purchase /Sale
1,604,426	2.66	[2]	5/10/2023
98,909	2.51	[3]	5/11/2023
618,067	2.43	[4]	5/12/2023
1,939,414	2.48	[5]	5/15/2023
669,318	2.41	[6]	5/16/2023
1,252,677	2.43	[7]	5/17/2023
1,428,937	2.43	[8]	5/18/2023
148,229	2.42	[9]	5/19/2023
189,232	2.40	[10]	5/22/2023

[1]

The prices reported in this column are a weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

[2]	These shares were sold in multiple transactions at prices ranging from $2.50 to $2.93, inclusive.
[3]	These shares were sold in multiple transactions at prices ranging from $2.50 to $2.55, inclusive.
[4]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.51, inclusive.
[5]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.59, inclusive.
[6]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.49, inclusive.
[7]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.48, inclusive.
[8]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.50, inclusive.
[9]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.45, inclusive.
[10]	These shares were sold in multiple transactions at prices ranging from $2.40 to $2.41, inclusive.